# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GFL Environmental Inc., CIK 0001780232
CUSIP: 36168Q104
Title of class of securities: Subordinate voting shares, no par value
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario Canada (A6), L4K 0H9
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 606,739; shared voting power 15,947,774; sole dispositive power 606,739; shared dispositive power 15,947,774; aggregate amount beneficially owned 16,554,513 (4.63% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 357,752,975 subordinated voting shares outstanding as of March 28, 2025, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 9, 2025.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 15,880,789; sole dispositive power 0; shared dispositive power 15,880,789; aggregate amount beneficially owned 15,880,789 (4.44% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 357,752,975 subordinated voting shares outstanding as of March 28, 2025, according to the Form 6-K filed by the Issuer with the SEC on April 9, 2025.
- Magny Cours Investment Pte Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 15,880,789; sole dispositive power 0; shared dispositive power 15,880,789; aggregate amount beneficially owned 15,880,789 (4.44% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 357,752,975 subordinated voting shares outstanding as of March 28, 2025, according to the Form 6-K filed by the Issuer with the SEC on April 9, 2025.

## Item 1. Issuer
Name of issuer: GFL Environmental Inc.
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario, Canada L4K 0H9

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Magny Cours Investment Pte Ltd.
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Magny Cours Investment Pte Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC PL"), GIC Special Investments Private Limited ("GIC SI") and Magny Cours Investment Pte Ltd. ("Magny Cours") and together with GIC PL and GIC SI, the "Reporting Persons") is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

By virtue of certain rights that Magny Cours has with respect to its investment in GFL Borrower II (Cayman) LP ("GFL Borrower"), Magny Cours may be deemed to share dispositive power over 15,880,789 subordinate voting shares of the Issuer held by GFL Borrower with GFL Borrower. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a group with GFL Borrower, GFL Borrower GP II (Cayman), Ltd as general partner of GFL Borrower or any of their respective affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Each of GFL Borrower GP II (Cayman), Ltd, GFL Borrower and the Reporting Persons and their respective affiliates are separately making a Schedule 13G filing reporting the subordinated voting shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any subordinated voting shares that may be deemed to be beneficially owned by GFL Borrower, GFL Borrower GP II (Cayman), Ltd and their respective affiliates.

Magny Cours shares dispositive power over 15,880,789 subordinate voting shares of the Issuer held indirectly by it with GIC SI and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 606,739 subordinate voting shares beneficially owned by it. GIC shares power to vote and dispose of 66,985 subordinate voting shares beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of these shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement dated February 11, 2022, entered into by GIC Private Ltd, GIC Special Investments Pte Ltd and Magny Cours Investment Pte Ltd (incorporated by reference to Exhibit A to the Schedule 13G filed by those persons on February 11, 2022 (SEC File No. 005-91749)).

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (05/15/2025)
- GIC Private Limited: /s/ Chew Hai Jong, Chew Hai Jong, Managing Director (05/15/2025)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin, Managing Director & LCD Regional Lead (Americas) (05/15/2025)
- Magny Cours Investment Pte Ltd.: /s/ Cynthia Lau, Cynthia Lau, Director (05/15/2025)